SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MFC Industrial Ltd.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55278T105
(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Peter R. Kellogg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,662,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,662,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,662,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 33.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS IAT Reinsurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,662,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,662,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,662,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 21.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 4 of 7 Pages
Introduction

This Amendment No. 4 ("AMENDMENT NO. 4") to Schedule 13D is being filed pursuant to Rule 13d-1(f) regarding shares of the common stock, no par value per share (the "SHARES"), of MFC Industrial Ltd., a British Columbia corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg and/or IAT Reinsurance Company Ltd., a Bermuda limited liability company ("IAT"). IAT and Peter R. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 4 amends and supplements the statement on Schedule 13D dated February 9, 2001, as amended from time to time, relating to the Shares. This Amendment No. 4 reflects transactions and developments through October 1, 2013, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 4 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in Schedule 13D, as amended.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The source of funds for the Shares reported herein was derived from the working capital of IAT and its wholly-owned subsidiaries, funds of the foundation administered by Mr. Kellogg and the funds of the companies controlled by Mr. Kellogg.

Funds for the purchase of the Shares reported herein as beneficially held by the Reporting Persons were also derived from margin borrowings described in the following sentence.  Such Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Recently, the Reporting Persons have become concerned about the corporate governance practices of the Company. As a result, in September 2013, Mr. Kellogg approached Michael Smith, the Chief Executive Officer of the Company, concerning the appointment of an additional independent director to the board of directors of the Company (the “BOARD”).

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons may take such future actions with respect to their investment in the Company as they deem appropriate. The Reporting Persons intend to, among other things, closely evaluate the performance of the Company and the value of the Shares, including but not limited to the continued analysis and assessment of the Company’s business, assets, operations, financial condition, capital structure, management and prospects, as well as its corporate governance practices.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 5 of 7 Pages

Depending upon such factors that the Reporting Persons may from time to time deem relevant, the Reporting Persons may, among other things: (i) communicate with the Board and management of the Company, as well as other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the composition of the Board and management of the Company; (ii) solicit proxies or consents, to be used at either the Company’s regular annual meeting of shareholders, or at a special meeting of shareholders, or otherwise, with respect to the matters described in clause (i) above, including possibly the election of one or more nominees of the Reporting Persons and/or such other shareholders to the Board; (iii) acquire additional Shares; (iv) dispose of some or all of their Shares; and/or (v) take such other actions with respect to the Company as the Reporting Persons may from time to time determine appropriate. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) As of the close of business on October 1, 2013, the Reporting Persons may be deemed to beneficially own an aggregate of 20,622,400 Shares, constituting approximately 33.0% of the Shares outstanding. The aggregate number and percentage of Shares reported herein are based upon the 62,552,126 Shares outstanding as of August 14, 2013, as reported in the Company's Quarterly Report on Form 6-K, filed with the Securities and Exchange Commission on August 14, 2013.

         (b) Mr. Kellogg may be deemed to beneficially own an aggregate of 20,662,400 Shares, constituting approximately 33.0% of the Shares outstanding. IAT may be deemed to beneficially own 13,662,400 Shares, constituting approximately 21.8% of the Shares outstanding. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by IAT. In addition, Mr. Kellogg disclaims beneficial ownership of 1,200,000 Shares owned by his wife, Cynthia. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

         (c) Since the filing of Amendment No. 3 to the Schedule 13D, the Reporting Persons have effected the following transactions in Shares as set forth in the table below.

Date	Reporting Person	Number of Shares Purchased (Donated)	Price Per Share
September 6, 2013	IAT	257,400	$8.23
October 1, 2013	IAT	(420,000)	$0(1)

(1) Reflects the donation of Shares by such Reporting Person to the Berkshire School, a not-for-profit educational institution

(d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e) Not applicable.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
1	Press Release, issued October 1, 2013.

CUSIP No. 55278T105	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2013

IAT REINSURANCE COMPANY LTD.

By:	/s/ Marguerite R. Gorman, attorney in fact
Name:	Peter R. Kellogg
Title:	President and Chief Executive Officer

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg